Prime Sun Power Inc.
100 Wall Street, 21st Floor
New York, NY 10005

Via Edgar Private Correspondence Filing

September 30, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
Attention: Mr. Morgan Youngwood
100 F Street, N.E., Mail Stop 4561
Washington, D.C. 20549

Re:	Prime Sun Power Inc. (the “Company”)
Letter from the Commission Dated August 26, 2010 (the “Comment Letter”)
File No. 333-103647

Ladies and Gentlemen:

The Company is in receipt of the Commission’s Comment Letter addressing the Company’s Annual Report on Form 10-K for the period ended December 31, 2009 and Quarterly Report on Form 10-Q for the Period ended March 31, 2010.  With this response letter, the Company is responding to the Commission’s comments contained in the Comment Letter.

In each case, the number of the Commission’s comment contained in the Comment Letter is set forth below, followed by the Company’s response:

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and capital resources, page 17

1.	The Company has taken note of the Commission’s comment and has conformed the Annual Report accordingly.

2.
The Company has been advised by its auditors, Paritz & Company, P.A., of the following as the proper treatment and disclosure of the loans made by Rudana Investment Group AG in the fiscal year ended December 31, 2009, pursuant to FASB ASC 230-10-45-7:

The aggregate total of loans from Rudana Investment Group AG (Rudana) loaned to the Company from inception amounted to $999,001. In 2009 there was a repayment to Rudana in the amount of $408,000, leaving a balance as of December 31, 2009 of $591,001 as shown on the balance sheet at that date.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	September 30, 2010

The following is a roll-forward of the loan for the year ended December 31, 2009:

Balance – January 1, 2009	298,333
Proceeds during 2009	700,668
Repayments during 2009	408,000
Balance December 31, 2009	591,001

The majority of the proceeds during 2009 were a temporary bridge type loan until the company could secure the financing in December from the finance company referred to in Note 4 to the financial statements.

In accordance with ASC 230-10-45-8 this loan was considered to have a quick turnover with a short maturity and had the characteristics needed to be reported on a net basis due to the knowledge of the gross amounts was not necessary to understand the entities financing activity regarding this transaction.

Item 11. Executive Compensation, page 26

3.
The stock options awarded to Frank Juergens in 2009 were computed in accordance with FASB Accounting Standards Codification Topic 718.  The stock options awarded to Mr. Juergens were not reflected in the “Outstanding Equity Awards at Fiscal Year-End” table because Mr. Juergens’ options were not outstanding at 12/31/09.  All of Mr. Juergens’ options were cancelled upon his resignation from the Company, pursuant to Section 2 of the Separation and Mutual Release Agreement, by and between the Company and Mr. Juergens, dated as of June 19, 2009 (this agreement was filed on August 21, 2009 as Exhibit 10.12 to the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2009).  The Company has added a footnote to such table, reflecting the cancellation of Mr. Juergens options prior to the end of the calendar year, when such options would have otherwise been included in the table.

Exhibits

4.
The Company has not filed the Annexes to Exhibit 10.21, the Acquisition Agreement, dated as of March 2, 2010, by and between the Company and GPR Global Power Resources, because by mutual agreement of the parties, the Company and GPR Global Power Resources will not finalize the Annexes until such time as GPR Global Power Resources has demonstrated receipt of a Bank Standby Letter of Credit in an amount equal to 20% of the first payment tranche that will be due (4.05 million Euros), as contemplated by such Acquisition Agreement.  The Company has been advised by GPR Global Power Resources that it is likely that this condition will be met in the fourth quarter of 2010, at which time the Company will finalize and file such Annexes.

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	September 30, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Financial Statements

Notes to the Financial Statements

Note 2. Notes Payable-Finance Company, page 8

5.	The Company has taken note of the Commission’s comment and has conformed the Quarterly Report accordingly. CRG Finance AG was not affiliated with the Company other than as a third party lender.

[Signature Page Follows]

U.S. Securities & Exchange Commission	Prime Sun Power Inc.
Correspondence: Division of Corporation Finance	September 30, 2010

Please do not hesitate to contact the undersigned or our counsel if you have any questions or comments in regard to this letter or the information contained herein.  Thank you very much.

Sincerely yours,

/s/ Olivier de Vergnies
Olivier de Vergnies
Acting Chief Executive Officer and
Acting Chief Financial Officer

cc:           Travis L. Gering, Esq.
Wuersch & Gering LLP